Exhibit 6(vi)


                               SECURITY AGREEMENT

         THIS SECURITY AGREEMENT ("Agreement") is made and effective this 19th day of March, 1999 by and between Genesis Capital Corporation of Nevada, a Nevada corporation having its principal offices at 11701 South Freeway, Burleson, Texas, 76028 ("Genesis") and Hudson Consulting Group, Inc., a Nevada corporation having its principal offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101 ("Hudson" or "Secured Party").

                                    RECITALS

         A. Genesis has entered into a Consulting Agreement with Hudson, in which Genesis agreed to pay Hudson for certain consulting services therein specified.

         B. Genesis has signed a Secured Promissory Note in the amount of $67,000 (the "Promissory Note") as partial payment of its obligations to Hudson under the above-mentioned Consulting Agreement.

         C. Genesis has pledged Six Hundred Seventy Thousand (670,000) shares of its common stock issued pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933 as collateral for the Secured Promissory Note.

         D. Genesis desires to give, and Hudson desires to receive, a security interest in the shares of Genesis common stock until such time as the Secured Party shall be paid in full under the terms of the Secured Promissory Note described above.

                                    AGREEMENT

         NOW, THEREFORE, in exchange for the mutual promises, covenants and agreements described herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Genesis and Hudson agree as follows:

1.       Definitions.   The parties  agree to define the  following terms in the
         following manner:

         a.  "Collateral"   means  the   certificate(s)   for  shares  of  stock
         corresponding in type and amount to those set forth in the Secured Promissory Note signed by Genesis on March 19, 1999

2. Security Interest. Genesis hereby grants to Hudson a security interest in the Collateral until such time as Genesis has satisfied its obligation to Hudson under the terms of the Secured Promissory Note.

3. Representations and Warranties of Genesis. Genesis represents and warrants to Hudson that, with respect to the Collateral, Genesis possesses and shall possess at all times while this Security Agreement is in effect, full and complete and unencumbered title to the Collateral, subject only to the rights of Hudson's security interest described herein.


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4.       Covenants of Genesis.  Genesis agrees and covenants with Hudson that:

         a. Genesis shall not at any time cause or suffer any part of the Collateral, or any interest in any of the Collateral, to be subject to any Security Interest other than that of Hudson.

         b. Genesis shall defend the Collateral against the claims and demands of all persons other than Hudson.

         c. Genesis shall at all times promptly pay and discharge, at Genesis' expense, all taxes, assessments and other government charges which constitute or may become liens on the Collateral.

         d. Genesis shall pay all costs, expenses, charges and other obligations, including without limitation reasonable attorneys' fees, suffered or incurred by Hudson to protect, preserve, maintain, and/or obtain possession of or title to the Collateral; to perfect, protect, preserve and/or maintain the security interest granted by this Security Agreement; and to enforce or assert any one or more of Hudson's rights, powers, remedies, and/or defenses under this Security Agreement.

5. Events of Default. Genesis shall be in default under this Security Agreement if Genesis fails to pay the obligation to Hudson in full as required by the Promissory Note.

6. Remedies on Event of Default. At any time during or following the occurrence of one or more of the events of default under section 5 of this Agreement, Hudson may, at its option, assert or avail itself of any one or more of the rights, powers, remedies and defenses conferred on Hudson under the laws governing the construction and interpretation of this Agreement; and upon receipt of the Collateral, Hudson may, at its option, avail itself of any one or more of the rights, powers, and remedies of a secured party which are conferred on the Secured Party under any other appropriate law.

7. Application of Proceeds. Any and all proceeds resulting from the disposition of all or any part of the Collateral, following the occurrence of one or more events of default, shall be applied first to pay and provide for Genesis' obligation to Hudson under the Promissory Note; any balance remaining may be paid to Genesis or its successors and assigns, subject to their respective interests.

8. Notices. Any notices required by this Agreement or given in connection with it shall be in writing and shall be given to the appropriate party by one of the following methods: personal delivery; certified mail, postage prepaid; overnight delivery service via Federal Express, Airborne Express, or similarly reliable service; or by facsimile transmission, provided that the transmission is verified by a confirmation report.

9. Severability and Headings. The invalidity or unenforceability of any provision in this Agreement shall not cause any other provision to be invalid or unenforceable. Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

10. Final Agreement. This Agreement constitutes the final agreement and understanding between the parties on the subject matter hereof and supersedes all prior memoranda, understandings or agreements whether oral or written, with the sole exception that this Agreement shall be construed

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         in  conjunction  with  the  Promissory  Note  referenced   above.  This
         Agreement may be modified only by a further writing duly executed by both parties.

11. Construction. The parties agree that the interpretation of any provision in this Agreement shall be governed by the laws of the State of Utah. The parties further acknowledge that the terms of this Agreement were negotiated in the State of Utah, that the place of con-tracting was in the State of Utah, and that the place for performance is in the State of Utah. Accordingly, the parties irrevocably consent to the jurisdiction of the United States District Court for the District of Utah and agree to bring any action solely in that Court. The parties expressly waive the operation of any court ruling, statute, or other provision that would allow or require suit to be brought in any other jurisdiction, with full knowledge of the effect of such waiver.

12. Assignment and Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties.

         IN WITNESS WHEREOF, Genesis and Hudson have executed this Security Agreement on the date first written above.


Genesis Capital Corporation of Nevada



By:         /s/
Name: Reginald L. Davis
Title: President
Hudson Consulting Group, Inc.



By:        /s/
Name: Richard Surber
Title: President




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